7205 W. Central Avenue
Toledo, Ohio  43617
P 419.841.8521
www.austinassociates.com

[Missi

August 9, 2011

Personal & Confidential

Board of Directors
Hills Bancorporation
131 Main Street
Hills, Iowa  52235

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Hills Bancorporation (“Company”) of the terms of the issuance of up to $30 million of common stock of the Company (referred to as the “Offering”).  It is anticipated that the Offering will result in the issuance of up to 476,190 shares at $63.00 per share.  As of the date of this letter, Company reported 4,358,267 common shares outstanding.

Austin Associates, LLC (“Austin”) as part of its investment banking practice is customarily engaged in advising and valuing companies in connection with mergers and acquisitions and other corporate transactions.  In connection with rendering our opinion set forth herein, we have among other things:

i.
Reviewed the financial statements of Company and Hills Bank and Trust Company (“Bank”) for the years ended December 31, 2006 through 2010 and the interim financial statements of Company and Bank for the seven-month period ending July 31, 2011;

ii.	Held discussions with management of Company regarding the historical and current business operations, financial condition and future prospects of Company and Bank;

iii.	Reviewed the valuation report prepared by Austin as of June 30, 2011, which concluded a fair market value of $63.00 per share;

iv.	Reviewed the draft Form S-3 registration statement;

v.	Considered the pro forma results of the Offering to Company’s book value per share, tangible book value per share, earnings per share and regulatory capital ratios;

vi.	Considered the pro forma five-year projections incorporating the effect of the Offering compared to current projections;

vii.	Reviewed financial and market data of companies in a similar line of business as Company;

viii.	Reviewed transactions in the market deemed to be comparable to the Offering; and

ix.	Conducted such other studies, analyses, inquiries and examinations as Austin deemed appropriate.

In our review and analysis, we relied upon the accuracy and completeness of the information provided to us or publicly available, and have not attempted to verify the same.  We have assumed in the course of obtaining the necessary approvals for the Offering, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the Offering to Company.

This opinion is based on economic, market and other conditions existing as of the date hereof.  Management has indicated that no material change has occurred in Company’s financial condition between July 31, 2011 and the issuance date of this opinion.  This opinion is limited to the fairness, from a financial point of view, of the Offering to Company and existing shareholders.  This opinion is not a recommendation to any investor or shareholder to purchase shares in the Offering.

As part of its engagement, Austin will receive a fee for the issuance of this opinion, whether or not the Offering is completed.  In addition, Company has agreed to indemnify Austin against certain liabilities.

Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter, the terms of the Offering are fair, from a financial point of view, to Company and existing shareholders.

Respectfully,

Austin Associates, LLC